FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the “Company”) dated November 29, 2012, announcing the Company’s financial results for the third quarter and nine months ended September 30, 2012.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2012

ATHENS, GREECE--(Marketwire - November 29, 2012) -

Highlighted Links
http://seanergymaritime.com

Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) today announced its operating results for the third quarter and nine months ended September 30, 2012.

Financial Highlights:

Third Quarter 2012

•	Net Revenues of $11.6 million.

•	Adjusted EBITDA of negative $3.6 million, which excludes non-cash losses of $26.4 million incurred on the impairment of vessels and $4.4 million of non-cash losses on goodwill impairment. (*)

•	Adjusted Net Loss of $11.3 million, which excludes non-cash losses of $26.4 million incurred on the impairment of vessels and $4.4 million of non-cash losses on goodwill impairment. (*)

Nine Months 2012

•	Net Revenues of $47.1 million.

•
Adjusted EBITDA of $6.7 million, which excludes non-cash losses of $15.6 million incurred on the sale of vessels, non-cash losses of $38.2 million incurred on the impairment of vessels and $4.4 million of non-cash losses on goodwill impairment. (*)

•
Adjusted Net Loss of $18.6 million, which excludes non-cash losses of $15.6 million incurred on the sale of vessels, non-cash losses of $38.2 million incurred on the impairment of vessels and $4.4 million of non-cash losses on goodwill impairment. (*)

Management Discussion:

Stamatis Tsantanis, the Company's Chief Executive Officer, stated:
"Seanergy's financial performance over the first nine months of the year was adversely affected by the extremely low prevailing market rates. Regarding the third quarter of 2012, the global economic conditions were once again unfavorable for shipping. The continued financial slowdown has prolonged the decrease in dry cargo movements and the continued newbuilding deliveries worsened further the already oversupplied market.

"However, prospects for dry bulk shipping appear to be improving. On the demand side we expect China to restock its inventories and additional infrastructure investments recently approved by its government are likely to have a positive effect. On the supply side, after years of record newbuilding deliveries, the outstanding orderbook has shrunk considerably and the market is now in the process of absorbing excess vessel capacity. In addition 2012 to date was a record year for removal of older tonnage, as more than 31 million DWT were scrapped, increased by 33% over the full year 2011 -- another record year for scrapping. Finally, the absence of traditional ship financing is also expected to cap further newbuilding activity. During the past months, Seanergy sold five of its vessels with proceeds going towards the reduction of debt by $39.3 million. In addition, the Company has entered into an agreement to sell a subsidiary, which will result in further debt reduction of $46.7 million.

(*) These are non-GAAP measures. For a reconciliation of these measures please refer to the EBITDA and Adjusted EBITDA reconciliation section contained in this press release.

"In order to improve the Company's financial position, we are continuing our discussions with our lenders to restructure the outstanding indebtedness. The Company aims to reach a mutually acceptable agreement that will enhance its balance sheet with a solid capital structure that will create long term value as the dry-bulk market recovers. In light of the prolonged difficult market conditions, the Company's management is putting forth its best efforts to further reduce operating and financial expenses.

"Dry bulk shipping is a vital link to the world economy and long term fundamentals remain favorable. We are optimistic about emerging from this crisis as a stronger company."

Christina Anagnostara, the Company's Chief Financial Officer, stated:
"During the third quarter of 2012, the Company operated an average of 17.2 wholly-owned vessels earning a daily Time Charter Equivalent ("TCE") of $4,662 compared to $13,324 in the same period of 2011. The abrupt fall in the TCE is due to the particularly weak market conditions witnessed over the third quarter of the current year, during which the daily average of the Baltic Dry Index (BDI) was 45% lower than the already low levels seen in the same period last year.

"For the nine months ended September 30, 2012, Net Revenue was 38% lower compared to the same period in the previous year. This was a result of a 45% fall in daily TCE and a 14% drop in the number of operating days due to the vessel sales that took place within the period.

"So far in 2012, our cost containment efforts have translated to a reduction of 13% in average daily vessel operating expenses for the third quarter of 2012, as compared to the same period in 2011. In the nine month period the corresponding reduction was equal to 8%. Average daily management fees per vessel were reduced by 21% in the third quarter and 22% in the nine month period, as compared to the corresponding 2011 figures. Last, daily general and administrative expenses per vessel in the first nine months of 2012 were decreased by 34% as compared to the corresponding period in 2011. We anticipate that improvements in operational efficiency have further room to take place."

Third Quarter 2012 Financial Results:

Net Revenues
Net revenues for the third quarter of 2012 decreased to $11.6 million from $23.5 million in the same quarter in 2011. The decrease of 51% in net revenues reflects lower freight rates earned in the dry bulk market as compared to the same quarter last year, as well as a 30% reduction in operating days that resulted from vessel sales during the period.

EBITDA and Adjusted EBITDA
Adjusted EBITDA was negative $3.6 million for the third quarter of 2012, excluding $26.4 million of non-cash losses resulting from the impairments of vessels and $4.4 million of non-cash losses on goodwill impairment. Including the aforementioned non-cash items, EBITDA was negative $34.4 million. For the third quarter of 2011, Adjusted EBITDA was equal to $11.8 million, which excluded non-cash impairment losses of $201.9 million, whereas EBITDA was negative $190.1 million.

For more information please refer to the EBITDA and Adjusted EBITDA reconciliation section contained in this press release.

Net Loss
For the third quarter of 2012, Net Loss amounted to $42.0 million or $3.51 loss per basic and diluted share, as compared to a Net Loss of $203.5 million or $27.82 loss per basic and diluted share in the same period in 2011, based on weighted average common shares outstanding of 11,957,064 basic and diluted for third quarter of 2012; 7,314,363 basic and diluted for third quarter of 2011.

For the third quarter of 2012, Adjusted Net Loss excluding non-cash losses was $11.3 million, as compared to $1.6 million for the same period in 2011.

Debt Reduction
Seanergy ended the third quarter of 2012 with $278.5 million of outstanding debt. This reflects the reduction of $17.7 million, from the repayment of debt principal during the three month period ended September 30, 2012.

Nine Months Ended September 30, 2012 Financial Results:

Net Revenues
Net revenues for the first nine months of 2012 decreased to $47.1 million from $76.5 million during the same period in 2011. The decrease in net revenue of 38% is due to the reduced size of our fleet, which resulted in 14% fewer operating days and the market-induced weakness in the daily rates earned by our vessels.

EBITDA and Adjusted EBITDA
Adjusted EBITDA was $6.7 million for the first nine months of 2012, excluding non-cash losses resulting from impairment charges and vessel sales, as compared to $38.2 million in the same period in 2011. Including the aforementioned non-cash charges, EBITDA was negative $51.4 million in the nine months ended September 30, 2012, while EBITDA was negative $163.7 million for the corresponding period of 2011.

Fewer operating days for the fleet and lower daily TCE resulted in lower adjusted EBITDA for the first nine months of 2012.

For more information please refer to the EBITDA and Adjusted EBITDA reconciliation section contained in this press release.

Net Loss
For the first nine months of 2012, Net Loss amounted to $76.7 million, or $6.70 loss per share, based on weighted average common shares outstanding of 11,448,821 basic and diluted. In the corresponding period of 2011, Net Loss was $204.4 million or $27.94 loss per share, based on weighted average common shares outstanding of 7,314,739 basic and diluted.

For the first nine months of 2012, Adjusted Net Loss excluding non-cash losses was $18.6 million, as compared to $2.5 million for the same period in 2011.

Debt Reduction
Seanergy ended the third quarter of 2012 with $278.5 million of outstanding debt. This reflects the reduction of $67.9 million, from the repayment of debt principal during the nine month period ended September 30, 2012.

Third Quarter 2012 Developments:

Financial Developments
As a result of prolonged negative market conditions, the Company is no longer in compliance with some financial and non financial covenants and other terms of its loan agreements.

The Company has entered into a constructive dialogue with its lenders aimed at developing and implementing a realistic plan for improving the Company's liquidity and operating flexibility. This plan is focused on developing a solid capital structure that will allow the Company to manage the current difficult market conditions and place Seanergy in a competitive position to re-grow its fleet and balance sheet in the long term. The Company has appointed Houlihan Lockey and Axia Ventures Group to advise on the development of the restructuring plan.

The Company is in discussions to obtain waivers from its lenders related to various restrictive covenants and defaults, as well as amendment of debt profile and maturities and an agreement that lenders will forbear from exercising remedies under their respective debt arrangements.

Although the Company is optimistic that it will reach an agreement with its lenders on the short-term waivers of defaults and on the terms of the restructuring of the Company's indebtedness, the Company cannot assure that these agreements will be concluded, in which case the lenders could exercise their remedies, which in turn would affect values and the classification of assets/liabilities in our financial statements.

Sale and Purchase Transactions
On July 16, 2012, Seanergy sold the BET Fighter, a 173,149 DWT Capesize vessel built in 1992. Gross proceeds amounted to $9.1 million and were used to repay debt. No gain or loss resulted from the sale.

On September 17, 2012, the Company entered into a memorandum of agreement ("MoA") to sell the Clipper Grace, a 30,548 DWT Handysize vessel built in 2007. The vessel had an additional twenty-five years of estimated useful life prior to the sale. The change in the intended use of Clipper Grace (sale versus operation until the end of its useful life) resulted in an impairment loss of $16.2 million.

In addition, on September 28, 2012, the Company entered into a MoA to sell the BET Intruder, a 69,235 DWT Panamax vessel built in 1993. The Company assessed the recoverability of the carrying value, including unamortized deferred dry docking costs, of the vessel BET Intruder due to its expected sale and as a result, recognized an impairment loss of $10.2 million.

Impairment of Goodwill
Due to the unfavorable market conditions witnessed in 2012 and as market expectations for future rates are low, the management and the Board of Directors of the Company carefully considered and further determined that the carrying amount of goodwill in the amount of $4.4 million is not recoverable.

2012 Annual General Meeting
The Company announced on September 6, 2012, the results of its annual meeting of its shareholders held on September 5, 2012 at the Company's executive offices in Athens, Greece. At the meeting the following proposals were approved and adopted: (1) the election of Mr. George Tsimpis and Mr. Dimitris Anagnostopoulos, as Class C Directors to serve until the 2015 Annual Meeting of Shareholders and (2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2012.

Dry-docking Surveys
The scheduled survey of the vessel Asian Grace commenced on August 22, 2012 and was completed on September 14, 2012. The total cost was approximately $0.5 million.

Subsequent Events:

The Appointment of New Chief Executive Officer
Effective as of October 1, 2012, Stamatis Tsantanis has succeeded Dale Ploughman as the Chief Executive Officer of the Company. Mr. Tsantanis has also been appointed to the Board of Directors. Mr. Ploughman will continue to serve as the Chairman of the Board and as a Director of the Company.

Sale and Purchase Transactions
On October 15, 2012, Seanergy delivered the Clipper Grace, a 30,548 DWT Handysize vessel built in 2007, to its new owners. Gross proceeds amounted to $11.25 million and were used to repay debt.

On October 29, 2012, Seanergy delivered the BET Intruder, a 69,235 DWT Panamax vessel built in 1993, to its new owners. Gross proceeds amounted to $4.8 million and were used to repay debt.

On November 5, 2012, Seanergy entered into a MoA to sell the Clipper Glory, a 30,570 DWT Handysize vessel built in 2007 for gross proceeds of $11.25 million. The vessel is expected to be delivered to its new owners in December 2012. The sale is expected to result in a book loss of approximately $16.6 million. The Company plans to use the proceeds to repay debt and for working capital purposes.

Sale of the Bulk Energy Transport (Holdings) Limited (BET) Subsidiary
As part of its financial restructuring plan, Seanergy has reached an agreement to sell its 100% ownership interest in BET for a nominal consideration. The buyer is a company controlled by entities affiliated with members of the Restis family, our controlling shareholders. The transaction has been approved in principle by the majority of the Company's lenders and is expected to close in the fourth quarter of 2012, subject to completion of definitive documents. After the sale, our total indebtedness will be reduced by $46.7 million. On the date of the agreement, the fleet of BET consisted of two Capesize dry-bulk carrier vessels with an average age of 19.3 years and a carrying capacity of 313,061 DWT.

Upon the completion of the BET sale transaction, the Company's fleet will consist of 13 dry-bulk carriers (two Panamax, two Supramax, and nine Handysize vessels) with a total carrying capacity of approximately 499,070 dwt and an average fleet age of 13.3 years.

Fleet Data & Average Daily Results:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Fleet Data
Average number of vessels (1)	17.2	20.0	18.5	20.0
Ownership days (2)	1,580	1,840	5,060	5,460
Available days (3)	1,551	1,784	4,993	5,300
Operating days (4)	1,217	1,746	4,458	5,165
Fleet utilization (5)	77.0%	94.9%	88.1%	94.6%
Fleet utilization excluding drydocking off hire days (6)	78.5%	97.9%	89.3%	97.5%
Average Daily Results
TCE rate (7)	4,662	13,324	7,927	14,427
Vessel operating expenses (8)	4,346	5,006	4,376	4,781
Management fee (9)	349	443	340	438
Total vessel operating expenses (10)	4,695	5,449	4,716	5,219

(1)
Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major scheduled repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended September 30, 2012, the Company incurred 29 off hire days for vessel scheduled drydocking. During the nine months ended September 30, 2012, the Company incurred 67 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet’s operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company’s efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net revenues from vessels	11,559	23,525	47,115	76,520
Voyage expenses	5,885	261	11,775	2,002

Net operating revenues	5,674	23,264	35,340	74,518

Operating days	1,217	1,746	4,458	5,165

Daily time charter equivalent rate	4,662	13,324	7,927	14,427

(8)Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Operating expenses	6,866	9,211	22,143	26,102

Ownership days	1,580	1,840	5,060	5,460

Daily vessel operating expenses	4,346	5,006	4,376	4,781

(9) Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
(10) Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

As of November 29, 2012

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Charter Rate ($)	Charter Expiry (latest)
M/V Bremen Max	Panamax	73,503	1993	Spot	Dec-12
M/V Hamburg Max	Panamax	73,498	1994	Spot	Dec-12
M/V Davakis G.	Supramax	54,051	2008	Spot	Dec-12
M/V Delos Ranger	Supramax	54,057	2008	Spot	Jun-13
M/V African Oryx (1)	Handysize	24,112	1997	7,000	Jun-13
M/V BET Commander	Capesize	149,507	1991	-	-
M/V BET Prince	Capesize	163,554	1995	-	-
M/V Fiesta (2)	Handysize	29,519	1997	Floating, BHSI linked	Nov-13
M/V Pacific Fantasy (2)	Handysize	29,538	1996	Floating, BHSI linked	Jan-14
M/V Pacific Fighter (2)	Handysize	29,538	1998	Floating, BHSI linked	Nov-13
M/V Clipper Freeway (2)	Handysize	29,538	1998	Floating, BHSI linked	Jan-14
M/V African Joy	Handysize	26,482	1996	Floating, BHSI linked	Feb-13
M/V African Glory (3)	Handysize	24,252	1998	7,000	Mar-13
M/V Asian Grace (4)	Handysize	20,412	1999	5,000	Dec-12
M/V Clipper Glory	Handysize	30,570	2007	Floating, BHSI linked	Nov-12
Total		812,131

(1) Represents floor charter rate excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").
(2) Time Charter Average of the Baltic Handysize Index increased by 100.63% minus Opex.
(3) Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI.
(4) Represents profit sharing arrangement at a floor rate of $5,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $5,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI.

EBITDA and Adjusted EBITDA Reconciliation:

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Net loss	(42,017)	(203,521)	(76,739)	(204,399)
Plus: Interest and finance costs, net (including interest income)	2,959	3,090	9,660	10,188
Plus: Income taxes	(24)	7	5	51
Plus: Depreciation and amortization	4,698	10,290	15,639	30,485
EBITDA	(34,384)	(190,134)	(51,435)	(163,675)
Plus: Loss on sale of vessels and impairment charges	30,766	201,905	58,106	201,905
Adjusted EBITDA	(3,618)	11,771	6,671	38,230

EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization, non-cash losses associated with the sale of vessels, the impairment of the book values of vessels and the impairment of goodwill. EBITDA and adjusted EBITDA are not measurements of financial performance under accounting principles generally accepted in the United States of America, or U.S. GAAP and do not represent cash flow from operations. EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

Conference Call and Webcast:

As announced, the Company's management team will host a conference call today, November 29, 2012, at 8:30 a.m. EST to discuss the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."

A replay of the conference call will be available until December 06, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
 September 30, 2012 and December 31, 2011
(In thousands of US Dollars, except for share data, unless otherwise stated)

ASSETS	September 30, 2012	December 31, 2011

Cash and restricted cash	8,115	37,294
Due from related parties	-	405
Vessels, net	291,627	381,129
Other assets	9,944	17,648
TOTAL ASSETS	309,686	436,476

LIABILITIES AND EQUITY
Total debt	278,531	346,403
Due to related parties	7,559	1,097
Total other liabilities	13,401	12,053
Total shareholder's equity	10,195	76,923

TOTAL LIABILITIES AND EQUITY	309,686	436,476

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and nine months ended September 30, 2012 and 2011
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues:
Vessel revenue, net	11,559	23,525	47,115	76,520
Expenses:
Direct voyage expenses	(5,885)	(261)	(11,775)	(2,002)
Vessel operating expenses and management fees	(7,417)	(10,027)	(23,865)	(28,493)
General and administrative expenses	(1,489)	(1,548)	(4,272)	(7,016)
Depreciation and amortization	(4,698)	(10,290)	(15,639)	(30,485)
Loss on sale of vessels and asset impairment charges	(30,766)	(201,905)	(58,106)	(201,905)
Loss on bad debts	(327)	-	(327)	-
Operating loss	(39,023)	(200,506)	(66,869)	(193,381)
Other income (expense):
Interest and finance costs	(2,979)	(3,107)	(9,715)	(10,236)
Loss on financial instruments	(24)	(12)	(186)	(762)
Other, net	9	104	31	(20)
Total other expenses, net:	(2,994)	(3,015)	(9,870)	(11,018)
Net loss	(42,017)	(203,521)	(76,739)	(204,399)
Loss per common share, basic and diluted (1)	(3.51)	(27.82)	(6.70)	(27.94)
Weighted average number of common shares outstanding, basic and diluted (1)	11,957,064	7,314,363	11,448,821	7,314,739

(1) Adjusted to give effect to the 1 to 15 reverse stock split that became  effective on June 24, 2011.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2012 and 2011
(In thousands of US Dollars)

	Nine months ended September 30,
	2012	2011
Cash and restricted cash at beginning of period	37,294	64,172
Cash generated from /(used in):
Operating activities	3,585	14,225
Investing activities	25,108	-
Financing activities	(57,872)	(36,137)
Net decrease in cash and cash equivalents	(29,179)	(21,912)
Cash and restricted cash at end of period	8,115	42,260

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company's fleet consists of 15 drybulk carriers (two Capesize, two Panamax, two Supramax, and nine Handysize vessels) with a total carrying capacity of approximately 812,131 dwt and an average fleet age of 14.1 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP."

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: November 29, 2012
/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer